Exhibit 4.3

EXECUTION VERSION

Tax Matters Agreement

relating to the demerger of the Unilever group’s ice-cream business in certain jurisdictions

Dated 1 October 2025

Unilever PLC

and

The Magnum Ice Cream Company B.V.

Ref: L-343449

Tax Matters Agreement

This Deed is made on 1 October 2025 between:

(1)	Unilever PLC, a public limited company registered in England and Wales with registered number 00041424 and whose registered office is at Port Sunlight, Wirral, Merseyside, CH62 4ZD (“Unilever”); and

(2)	The Magnum Ice Cream Company B.V. a besloten venootschap met beperkte aansprakelijkheid with its official seat in Amsterdam, the Netherlands registered in the Netherlands with registered number 97035467 and whose registered office is at Reguliersdwarsstraat 63, 1017 BK Amsterdam, the Netherlands (“TMICC”);

together the “Parties”, and each a “Party”.

Whereas:

(A)	The Parties have, together with The Magnum Ice Cream Company HoldCo Netherlands B.V. (“TMICC HoldCo”), entered into the Demerger Agreement relating to the Demerger (as defined below).

(B)	In connection with the Demerger, the Parties have agreed to enter into this Deed to set out certain terms governing the allocation of tax liabilities and tax reliefs and the administrative responsibilities relating to taxation between Unilever and TMICC and their respective groups following the Demerger, this Deed being the “Tax Matters Agreement” referred to in the Demerger Agreement.

It is agreed as follows:

1	Interpretation

In this Deed, unless the context otherwise requires, the provisions in this Clause 1 apply.

1.1	In this Deed, the headings shall not affect its interpretation and (save as otherwise defined in this Deed) words and expressions defined in the Demerger Agreement shall have the same meaning wherever used in this Deed.

1.2	The following words and expressions bear the following meanings:

“Active Business” means the business conducted collectively by the ATB Companies as of the date of the Internal Distributions or Demerger (as applicable);

“ATB Companies” means:

(i)	Magnum US SpinCo;

(ii)	Magnum US HoldCo;

(iii)	Magnum ICC US, LLC;

(iv)	Ben & Jerry’s HoldCo, LLC;

(v)	Ben & Jerry’s Homemade, Inc.;

(vi)	Ben & Jerry’s Franchising, Inc.;

(vii)	Ben & Jerry’s Gift Card, LLC;

1

(viii)	Yasso Holdings, Inc.; and

(ix)	Yasso, Inc.

“Business Day” has the meaning given in the Demerger Agreement;

“Capital Stock” means classes or series of capital stock of a Person, including (i) common stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in such Person for US federal income tax purposes;

“Carve-out Accounts” means the Combined Carve-Out Financial Statements and the Condensed Combined Carve-Out Interim Financial Statements;

“CFC Tax” means Tax imposed by the controlled foreign companies provisions contained in Part 9A TIOPA 2010 and, outside the UK, any similar Tax liability which arises to or is payable by one company in respect of any income, profits or gains earned, accrued, received or otherwise recognised by another company, but excluding any Pillar Two Tax and other than as a result of any Group Tax Arrangement;

“Chargeable Payment” means a chargeable payment as defined by Section 1088 CTA 2010;

“Code” means the US Internal Revenue Code of 1986, as amended;

“Combined Carve-Out Financial Statements” means the audited combined carve-out financial information for the Demerging Business as of and for the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022;

“Completion” has the meaning given in the Demerger Agreement;

“Condensed Combined Carve-Out Interim Financial Statements” means the unaudited condensed combined carve-out interim financial information for the Demerging Business as of and for the six-month periods ended 30 June 2025 and 30 June 2024;

“Consolidated Return” means a Tax Document which relates to any arrangement (whether in place by reason of law, agreement or otherwise) with any Tax Authority whereby one company is primarily responsible for the preparation of Tax Documents relating to another company or companies;

“CTA 2010” means the Corporation Tax Act 2010;

“Degrouping Tax” means any Tax arising as a result of any TMICC Group Company ceasing to be a member of a group or consortium or other association for Tax purposes with (or with any member of) the Unilever Post Demerger Group;

“Demerger” has the meaning given in the Demerger Agreement;

“Demerger Agreement” means the agreement between Unilever, TMICC and TMICC HoldCo recording certain terms upon which the Demerger is to be effected and upon which relations between Unilever and TMICC will be governed subject to, and following, Completion;

“Demerging Business” has the meaning given in the Demerger Agreement;

“Demerger Committee” has the meaning given in the Demerger Agreement;

“Demerger Reorganisation Steps Plan” has the meaning given in the Demerger Agreement;

2

“Dispute Notice” has the meaning given in Clause 6.9;

“Election” means any claim, election, surrender, disclaimer (or refraining from making a claim), notice or consent for any Tax purpose;

“Equivalent Provision” means any indemnity, hold harmless, compensation provision or provision with equivalent effect in an Internal Separation Document pursuant to which a member of the Unilever Post Demerger Group makes a payment to a member of the TMICC Group in respect of any Tax liability or other Liability or matter in circumstances where, if that payment had not been made, a member of the Unilever Post Demerger Group would have had an obligation to make a payment to a member of the TMICC Group pursuant to Clause 6 of this Deed or Part B or Part D of Schedule 1 to the Demerger Agreement or any other indemnity, hold harmless, or compensation payment or provision with equivalent effect in any other Transaction Document (or vice versa);

“GloBE Reorganisation” means a “qualifying reorganisation” under section 212 Finance (No 2) Act 2023 or, outside the UK, any equivalent concept for the purposes of a Pillar Two Law implementing Article 6.3 of, and the definition of “GloBE Reorganisation” in, the OECD Pillar Two Model Rules;

“Group” means either the Unilever Post Demerger Group or the TMICC Group as the context requires and a member of the Group, in the case of the Unilever Post Demerger Group, refers to a Unilever Post Demerger Group Company and, in the case of the TMICC Group, refers to a TMICC Group Company;

“Group Company” means, in the case of the Unilever Post Demerger Group, a Unilever Post Demerger Group Company and, in the case of the TMICC Group, a TMICC Group Company;

“Group Tax Arrangement” means any arrangement entered into or statutory provision (including, without limitation, a VAT Group, a group payment arrangement under 59F of the Taxes Management Act 1970 in the case of the UK, and a group of companies that join in filing a consolidated US federal income tax return, in the case of the United States,) under which a Unilever Post Demerger Group Company has or will discharge the Tax liabilities of, or Tax attributable to a Transaction or profits of, a TMICC Group Company, except in so far as that requirement would not have arisen but for the failure of a TMICC Group Company to pay Tax which it is liable to pay;

“Group Tax Relief” means any right to allocate or reallocate Tax or Reliefs between members of a group or consortium or other association for Tax purposes otherwise than by means of a Group Tax Arrangement, including by way of: (i) the surrender of losses, (ii) the surrender of Tax refunds, (iii) the surrender of relievable Tax, (iv) the ability to allocate or reallocate a profit or loss for Tax purposes, (v) the ability to allocate or reallocate Tax (including Degrouping Tax), (vi) the ability to rollover a gain on the assets of one member into the cost (for Tax purposes) of the assets of another, (vii) the ability to allocate or reallocate any liability to settle Tax, (viii) the ability to disregard entities for Tax purposes with the consequence that the Tax liability falls on a different entity, or (ix) any circumstances which give rise to a Tax Balancing Payment (and accordingly a Tax Balancing Payment shall be treated as a payment for a Group Tax Relief);

“Incremental Unilever Pillar Two Tax” means any Pillar Two Tax payable by a member of the Unilever Post Demerger Group that would not have arisen but for a TMICC Group Company being a Constituent Entity of an MNE Group of which any member of Unilever Post Demerger Group is the Ultimate Parent Entity and but for any profits earned, accrued, received or otherwise recognised by a TMICC Group Company in respect of any Tax Period beginning after 30 June 2025 or in respect of a Straddle Period to the extent that the profits would be treated as earned, accrued, received or otherwise recognised after 30 June 2025 on the basis of the apportionment specified in Clause 1.5;

3

For the purposes of this definition: (i) “Constituent Entity”, “MNE Group” and “Ultimate Parent Entity” shall be construed in accordance with the OECD Pillar Two Model Rules, and (ii) in determining whether Pillar Two Taxes would have been payable but for any TMICC Group Company being a Constituent Entity of such MNE Group, a counterfactual shall be assumed in which the TMICC Group Companies are deemed not to be Constituent Entities of an MNE Group of which any member of the Unilever Post Demerger Group is the Ultimate Parent Entity;

“Indemnified Group” means the Group which is or claims to be entitled to be indemnified under Clause 6 or an Equivalent Provision, and references to the Indemnified Group include any member of that Group;

“Indemnified Group Company” means any member of the Indemnified Group;

“Indemnified Tax Liability” has the meaning given in Clauses 6.1 and 6.2;

“Indemnifying Group” means the Group which is or may be required to make an indemnity payment under Clause 6 or an Equivalent Provision, and references to the Indemnifying Group shall include any member of that Group;

“Indemnifying Group Company” means any member of the Indemnifying Group;

“Internal Distribution” shall mean any transaction (or series of transactions) effected as part of the Internal Separation that is intended to qualify as a tax-free transaction under Section 355 and/or Section 368(a)(1)(D) of the Code, as described in the US Tax Materials;

“Internal Separation” has the meaning given in the Demerger Agreement;

“Internal Separation Document” has the meaning given in the Demerger Agreement;

“IRS” means the US Internal Revenue Service;

“IRS Ruling Request” means the request for a private letter ruling filed by Unilever on 31 March 2025 with the IRS (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendments or supplemental information submitted relating to such request;

“Joined Tax Claim” has the meaning given in Clause 10.4;

“Joint Issue” has the meaning given in Clause 12.5.1;

“Liabilities” and “Liability” have the meanings given in the Demerger Agreement;

“Liability Notice” has the meaning given in Clause 6.7;

“Magnum US HoldCo” means Magnum ICC US Holdco LLC;

“Magnum US HoldCo SAG” has the meaning given in Clause 5.2.4;

“Magnum US SpinCo” means Magnum ICC US SpinCo, LLC;

“Magnum US SpinCo SAG” has the meaning given in Clause 5.2.4;

4

“OECD” means the Organisation for Economic Co-operation and Development;

“OECD Pillar Two Model Rules” means the model rules published by the OECD on or about 20 December 2021 in a document entitled “Tax Challenges Arising from Digitisation of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two)”;

“Parent” means, in relation to the Unilever Post Demerger Group or any Unilever Post Demerger Group Company, Unilever and, in relation to the TMICC Group or any TMICC Group Company, TMICC;

“Person” means any natural person, corporation, limited liability company, trust, estate, joint venture, association, company, partnership, governmental authority or other entity;

"Pillar Two Law" means any law or regulation implementing the OECD Pillar Two Model Rules, including any law or regulation implementing the "Income Inclusion Rule", the "Undertaxed Payment Rule", or a "Qualified Domestic Minimum Top-up Tax", as such terms are used in the OECD Pillar Two Model Rules (including, without limitation, in the UK the Finance (No. 2) Act 2023 and in the EU Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union);

"Pillar Two Tax" means any Tax imposed under any Pillar Two Law (including for the avoidance of doubt any Tax which is suffered by reason of the disallowance of any deduction or relief, or any other adjustment required, pursuant to any Pillar Two Law);

“Principal Company” means, in relation to a Group Tax Arrangement, the Unilever Post Demerger Group Company which has or will discharge the Tax liabilities of, or Tax attributable to a Transaction or profits of, a TMICC Group Company, whether such liability arises as a matter of law, agreement or otherwise (including without limitation, (i) in the UK, the nominated company under a group payment arrangement entered into pursuant to Section 59F of the UK Taxes Management Act 1970 or the representative member of a VAT Group, and (ii) in the United States, the common parent corporation of a group of corporations that join in filing a consolidated US federal income tax return);

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding, or arrangement within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by TMICC management or shareholders, is a hostile acquisition, or otherwise, as a result of which TMICC (or any successor thereto) would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from TMICC (or any successor thereto) or one or more holders of TMICC Capital Stock, respectively, any amount of stock of TMICC, that would, when combined with any other direct or indirect changes in ownership of the stock of TMICC pertinent for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, comprise forty percent (40%) or more of (i) the value of all outstanding shares or stock of TMICC as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of TMICC as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by TMICC of a shareholder rights plan or (ii) issuances by TMICC that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalisation resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted and applied accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

5

“Relevant Change of Law” means laws not in force at the date of this Deed other than any legislation having retrospective effect to a date prior to the date of this Deed;

“Relevant Election” has the meaning given in Clause 12.2.3;

“Relevant Member” has the meaning given in Clause 6.3;

“Relevant Tax Basis Election” means a Relevant Election made by a member or members of the TMICC Group which prevents any Transaction which has been undertaken pursuant to an Internal Separation Document from being a GloBE Reorganisation where absent that Relevant Election it would have been so treated;

“Relevant Transfer Date” means 1 July 2025 or, in the case of a Tax liability or Relief of a Unilever Post Demerger Group Company which transferred (or transfers) Demerging Business which it carried on (or carries on) to a TMICC Group Company after 1 July 2025 (or, in the case of a Tax liability of a TMICC Group Company which received or received such a transfer of Demerging Business after 1 July 2025), the date of the relevant transfer;

“Relief” includes any right to repayment or refund of Tax from a Tax Authority and any relief, loss, allowance, set-off or credit in respect of Tax and any deduction in computing or against profits for Tax purposes;

“Representation Letters” means any officer’s certificate, representation letter, or other materials provided by, or on behalf of, Unilever (or a Unilever Post Demerger Group Company) or TMICC (or a TMICC Group Company) in connection with the IRS Ruling Request or the US Tax Opinion;

“Restricted Period” means the period commencing on the date of Completion and ending two years thereafter;

“Secondary Tax Liability” means a TMICC Secondary Tax Liability and/or a Unilever Secondary Tax Liability, as the context requires;

“Separation Tax Liability” means Tax which arises as a result of or by reference to the Internal Separation and/or the Demerger and/or the Internal Separation Documents;

“Straddle Period” means any Tax Period of a Group Company commencing on or before 30 June 2025 but ending after 30 June 2025 or, in the case of a Unilever Post Demerger Group Company which transferred (or transfers) Demerging Business which it carried on (or carries on) to a TMICC Group Company after 1 July 2025, any Tax Period of that Unilever Post Demerger Group Company commencing before, and ending on or after, the Relevant Transfer Date;

6

“Tax” or “Taxation” comprises:

(i)	all forms of Tax (other than any accounting provision for deferred tax) and statutory, governmental, state, provincial, local governmental or municipal duties, contributions and levies, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments to a Tax Authority, court or tribunal on account of Tax, in each case wherever and whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person;

(ii)	all penalties and interest relating to any matter within (i) above, and all penalties and interest relating to any Tax Document submitted to a Tax Authority;

(iii)	in the case of a TMICC Group Company, the funding or reimbursement (whether by way of a payment, the release of a liability or otherwise, but not by way of loan) of amounts discharged or to be discharged by a Unilever Post Demerger Group Company pursuant to any Group Tax Arrangement;

“Tax Adjustment Refund” means any refund of Taxation which:

(i)	was not shown as an asset and the Carve-out Accounts and does not fall within Clause 11 of this Deed;

(ii)	results from the outcome of a mutual agreement procedure or similar determination by a Tax Authority that for Tax purposes adjusts an amount arising to a TMICC Company; and

(iii)	relates to a Tax liability of the TMICC Group Company paid before the Relevant Transfer Date that either:

(i)	resulted from an adjustment by that Tax Authority for Tax purposes of an amount arising to a TMICC Group Company; or

(ii)	is adjusted in accordance (or partly in accordance) with a corresponding adjustment made by a different Tax Authority for Tax purposes of an amount arising to a Unilever Post-Demerger Company which resulted in a Tax liability of the relevant Unilever Post-Demerger Group Company;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the assessment, administration or collection of Tax or enforcement of any law in relation to Tax and acting in its capacity as such;

“Tax Balancing Payment” means a payment to which Sections 196(2), 198(2) or 298(2) TIOPA 2010 applies (in the case of the UK) and any equivalent provisions in the case of any other jurisdiction, including under any double taxation agreement;

“Tax Documents” means computations and returns relating to Taxation, Elections and statements for Taxation purposes and correspondence with a Tax Authority;

“Tax-Free Status” has the meaning given in Clause 5.2.3;

“Tax Period” means, in respect of each Group Company, any period in respect of which Taxation is assessed or charged on that Group Company;

“Third Party Tax Claim” has the meaning given in Clause 10.2;

“TIOPA 2010” means the Taxation (International and Other Provisions) Act 2010;

7

“TMICC Group” and “TMICC Group Company” have the meanings given in the Demerger Agreement;

“TMICC HoldCo” has the meaning given in the Recitals to this Deed;

“TMICC Relief” means any Relief if and to the extent that it arises to a TMICC Group Company:

(a)	in respect of a Tax Period beginning after 30 June 2025; or

(b)	in respect of a Straddle Period if and to the extent that it would be treated as arising in respect of or arising from a Transaction occurring or deemed to have occurred after 30 June 2025; or (ii) by reference to profits earned, accrued, received or otherwise recognised after 30 June 2025 on the basis of the apportionment specified in Clause 1.5 below;

“TMICC Secondary Tax Liability” means (i) any Tax liability which a Tax Authority seeks to recover from a TMICC Group Company where such Tax liability has arisen as a result of a Unilever Post Demerger Group Company failing to discharge a Tax liability which is chargeable or attributable directly or primarily against it or another member of the Unilever Post Demerger Group (other than where such Tax liability is in respect of Transactions or profits of a TMICC Group Company and is chargeable or attributable against a Unilever Post Demerger Group Company as the Principal Company in relation to a Group Tax Arrangement ); (ii) any Tax liability of a TMICC Group Company which is a liability to account for VAT in respect of actual or deemed supplies, self-supplies, importations or acquisitions made by a Unilever Post Demerger Group Company and for which the TMICC Group Company is liable (whether jointly, severally or otherwise) as a result of its at any time being or having been treated as part of the same group or consolidation for VAT purposes as the relevant Unilever Post Demerger Group Company; (iii) any other Tax liability of a TMICC Group Company (other than Degrouping Tax) in respect of Transactions or profits of a Unilever Post Demerger Group Company and for which the TMICC Group Company is liable (whether jointly, severally or otherwise) as a result of its at any time being or having been treated as part of the same group or consortium or other association for Tax purposes as the relevant Unilever Post Demerger Group Company but not as a result of it ceasing to be a member of any such group or consortium or other association or which is in respect of profits which arise to a Unilever Post Demerger Group Company as the recipient of an asset or assets from a TMICC Group Company pursuant to a transaction forming part of the Internal Separation in circumstances where the Tax could have alternatively been recovered from the Unilever Post Demerger Group Company);

“TMICC Tax Liability” has the meaning given in Clause 2.11;

“Transaction” includes any transaction, circumstance, state of affairs, act, event, arrangement, provision or omission of whatever nature;

“Transaction Document” has the meaning given in the Demerger Agreement;

“Transfer Taxes” means any registration, stamp or transfer Taxes or equivalent in any jurisdiction;

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period;

8

“Unanticipated Liability” means any Tax liability of a TMICC Group Company or a Unilever Post Demerger Group Company which, or the risk of which, was not provided for or otherwise taken into account (including in a tax risk provision or as a contingent liability) in the preparation of the Carve-out Accounts or the Unilever Accounts;

“Unilever Accounts” means (i) the audited consolidated financial statements for the Unilever Group as of and for the financial year ended 31 December 2024; (ii) the unaudited consolidated financial statements for the Unilever Group as of and for the six-month period ended 30 June 2025; (iii) in the case of a Tax liability of a Unilever Group Company which transferred (or transfers) Demerging Business which it carried on (or carries on) to TMICC Group Company pursuant to the Internal Separation on 1 October 2025, the unaudited consolidated financial statements for the Unilever Group as of and for the nine-month period ended 30 September 2025; (iv) in the case of a Tax liability of a Unilever Group Company where the Relevant Transfer Date is after Completion, the latest audited or unaudited consolidated financial statements of the Unilever Group as of and for a financial year, 9-month, 6-month or 3-month period (as applicable) ending on the date of or the day prior to the Relevant Transfer Date, those accounts (if any), and (v) in the case of a Tax liability of a Unilever Group Company where the Relevant Transfer Date is after Completion in circumstances not within paragraph (iv), the next audited or unaudited consolidated financial statements of the Unilever Group as of and for a financial year, 9- month, 6-month or 3-month period (as applicable) ending after the Relevant Transfer Date;

“Unilever Group” has the meaning given by the Demerger Agreement;

“Unilever Post Demerger Group” and “Unilever Post Demerger Group Company” have the meanings given in the Demerger Agreement;

“Unilever Relief” means any Relief if and to the extent that it arises to a Unilever Post Demerger Group Company and is not a Relief which (i) arises in relation to or in connection with the Demerging Business and (ii) arises:

(a)	in respect of a Tax Period beginning on or after the Relevant Transfer Date; or

(b)	in respect of a Straddle Period if and to the extent that it would be treated as arising in respect of or arising from a Transaction occurring or deemed to have occurred on or after the Relevant Transfer Date; or (ii) by reference to profits earned, accrued, received or otherwise recognised on or after the Relevant Transfer Date on the basis of the apportionment specified in Clause 1.5 below;

“Unilever Secondary Tax Liability” means (i) any Tax liability which a Tax Authority seeks to recover from a Unilever Post Demerger Group Company where such Tax liability has arisen as a result of a TMICC Group Company failing to discharge a Tax liability which is chargeable or attributable directly or primarily against it or another member of the TMICC Group; (ii) any Tax liability of a Unilever Post Demerger Group Company which is a liability to account for VAT in respect of actual or deemed supplies, self-supplies, importations or acquisitions made by a TMICC Group Company and for which the Unilever Post Demerger Group Company is liable (whether jointly, severally or otherwise) as a result of its at any time being or having been treated as part of the same group or consolidation for VAT purposes as the relevant TMICC Group Company; and (iii) any other Tax liability of a Unilever Post Demerger Group Company in respect of Transactions or profits of a Unilever Post Demerger Group Company and for which the Unilever Post Demerger Group Company is liable (whether jointly, severally or otherwise) as a result of its at any time being or having been treated as part of the same group or consolidation for Tax purposes as the relevant TMICC Group Company but not as a result of it ceasing to be a member of any such group or consortium or other association or which is in respect of profits which arise to a TMICC Group Company as the recipient of an asset or assets from a Unilever Post Demerger Group Company pursuant to a transaction forming part of the Internal Separation in circumstances where the Tax could have alternatively been recovered from the TMICC Group Company);

9

“Unilever Tax Liability” has the meaning given in Clause 2.11;

“Unindemnified Tax Liability” has the meaning given in Clause 10.4;

“Unqualified US Tax Opinion” has the meaning given in Clause 5.3;

“US Tax Materials” means the IRS Ruling Request, the US Tax Opinion, the Representation Letters and any other materials delivered or deliverable in connection with the submission of the IRS Ruling Request and the rendering of the US Tax Opinion, in each case, as they exist as of the date hereof;

“US Tax Opinion” means the written opinion delivered or deliverable to Unilever by Linklaters LLP regarding the US federal income tax consequences of the Demerger and the Internal Distributions;

“US Tax Ruling” has the meaning given by Clause 5.3;

“VAT” means:

(i)	within the UK, any value added tax imposed by VATA 1994;

(ii)	within the European Union, such Taxation as may be levied in accordance with (but subject to derogation from) Council Directive 2006/112/EC; and

(iii)	outside the UK or European Union, any similar Taxation levied by reference to added value or sales;

“VATA 1994” means the Value Added Tax Act 1994; and

“VAT Group” means a group for the purposes of Section 43 VATA 1994 or any equivalent provision outside the UK.

1.3	References to “Tax”

References to “Tax”, “Tax payable” or a “Tax liability” shall include:

1.3.1	in respect of the Unilever Post Demerger Group, the setting off against profits or against a Tax liability (in respect of which but for such setting off the Unilever Post Demerger Group would have had a liability to pay Tax in respect of which a claim could have been made under this Deed) of any Unilever Relief, and the amount of Tax shall in such cases be the amount of Tax that would have been payable but for such set-off;

1.3.2	in respect of the TMICC Group, the setting off against profits or against a Tax liability (in respect of which but for such setting off the TMICC Group would have had a liability to pay Tax in respect of which a claim could have been made under this Deed) of any TMICC Relief, and the amount of Tax shall in such cases be the amount of Tax that would have been payable but for such set-off.

10

1.4	References to “profits”

References to “profits” include income, profits, receipts or gains (including capital gains) of any description or from any source and references to profits earned, accrued or received or otherwise recognised include profits deemed to have been or treated as earned, accrued or received or otherwise recognised for Tax purposes.

1.5	If there is a dispute between the parties about whether the Taxation, Tax liability or Relief arose (i) in respect of or arising from a Transaction occurring or deemed to have occurred before, on or after a particular date; or (ii) by reference to profits earned, accrued, received or otherwise recognised before, on or after that date then the parties agree that, for the purposes of resolving such dispute only, that date shall be deemed to be the end of a Tax Period, and the matter shall be determined by applying the accounting policies and practices adopted by the Group Company concerned which have effect on that date to the Transaction or profits in question.

1.6	Modification etc. of statutes

References to a statute or statutory provision include:

1.6.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Deed;

1.6.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or statutory provision has directly or indirectly replaced; and

1.6.3	any subordinate legislation made from time to time under that statute or statutory provision which is in force at the date of this Deed.

1.7	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.8	References to persons and companies

References to:

1.8.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.8.2	a company include any company, corporation or body corporate, wherever incorporated.

1.9	Schedules etc.

References to this Deed shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Deed. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.10	Headings

Headings shall be ignored in interpreting this Deed.

11

1.11	Reference to documents

References to any document (including this Deed and any documents in the Agreed Form), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.12	Information

Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.13	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.14	Meaning of “to the extent that” and similar expressions

In this Deed, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

2	Allocation of Tax liabilities

2.1	This Clause 2 shall apply in determining the allocation of Tax liabilities for the purposes of Clauses 6 to 8 of this Deed.

2.2	Subject to the remainder of this Clause 2, Clause 3 and Clause 7, from Completion any Tax liability arising to or payable by a Unilever Post Demerger Group Company or a TMICC Group Company shall be allocated between the Groups as follows:

2.2.1	any Tax liability that arises in a Unilever Post Demerger Group Company shall be allocated to the Unilever Post Demerger Group unless such Tax liability was incurred in relation to or in connection with the Demerging Business, in which case it shall be allocated to the TMICC Group;

2.2.2	any Tax liability that arises in a TMICC Group Company shall be allocated to the TMICC Group unless such Tax liability was incurred in connection with a business or businesses carried on by the TMICC Group Company at any time prior to Completion which is not part of the Demerging Business, in which case it shall be allocated to the Unilever Post Demerger Group; and

2.2.3	any Tax liability that does not fall within either Clause 2.2.1 or Clause 2.2.2 shall remain with the relevant legal entity in which it sits at Completion and shall be allocated to the Group of which that entity is part.

2.3	Separation Taxes

Any Separation Tax Liability shall not be treated as being incurred in relation to or in connection with the Demerging Business for the purpose of Clauses 2.2.1 (or a business or businesses which is not part of the Demerging Business for the purpose of Clause 2.2.2), and:

2.3.1	any Separation Tax Liability arising to or payable by a Unilever Post Demerger Group Company shall be allocated to the Unilever Post Demerger Group other than any such Separation Tax Liability which is allocated to the TMICC Group in accordance with Clauses 2.4.2, 2.5.2 or 2.6.2 below; and

12

2.3.2	any Separation Tax Liability arising to or payable by a TMICC Group Company shall be allocated to the TMICC Group other than any such Separation Tax Liability which is allocated to the Unilever Post Demerger Group in accordance with Clauses 2.4.1, 2.5.1 or 2.6.1 below.

2.4	Secondary Tax Liabilities

2.4.1	Any TMICC Secondary Tax Liability shall be allocated to the Unilever Post Demerger Group in circumstances where, if the relevant Tax had been paid by a Unilever Post Demerger Group Company, it would have been allocated to the Unilever Post Demerger Group in accordance with the other provisions of this Clause 2.

2.4.2	Any Unilever Secondary Tax Liability shall be allocated to the TMICC Group in circumstances where, if the relevant Tax had been paid by a TMICC Group Company, it would have been allocated to the TMICC Group in accordance with the other provisions of this Clause 2.

2.5	Clause 4 and Clause 5 Undertakings and Relevant Tax Basis Elections

2.5.1	Any Tax liability arising to or payable by a TMICC Group Company which would not have been payable but for a breach by Unilever of any of the undertakings in Clauses 4.1, 4.3 and/or 5.4 of this Deed shall be allocated to the Unilever Post Demerger Group.

2.5.2	Any Tax liability arising to or payable by a Unilever Post Demerger Group Company which would not have been payable but for a breach by TMICC of any of the undertakings in Clauses 4.2, 5.1 and/or 5.2 of this Deed or clause 8.2 (Ongoing assistance) of the Demerger Agreement, or which would not have been payable but for the making of a Relevant Tax Basis Election by any member of the TMICC Group, shall be allocated to the TMICC Group.

2.6	Wrong Pockets

2.6.1	Any Tax liability arising to or payable by a TMICC Group Company in respect of any property, right, asset or Liability relating principally to the business of a Unilever Post Demerger Group Company, but which following Completion is found to be held or owned (either directly or indirectly) by a TMICC Group Company, and which the TMICC Group Company suffers as a result of holding such property, right, asset or Liability or transferring (including by novating) such property, right, asset or Liability to a Unilever Post Demerger Group Company in accordance with the provisions of an Internal Separation Document shall be allocated to the Unilever Post Demerger Group.

2.6.2	Any Tax liability arising or payable by a Unilever Post Demerger Group Company in respect of any property, right, asset or Liability relating principally to the business of a TMICC Group Company, but which following Completion is found to be held (either directly or indirectly) by a Unilever Post Demerger Group Company, and which the Unilever Post Demerger Group Company suffers as a result of holding such property, right, asset or Liability or transferring such property, right, asset or Liability to a TMICC Group Company in accordance with the provisions of an Internal Separation Document shall be allocated to the TMICC Group.

13

2.7	Other Tax Liabilities

2.7.1	Any Tax liability not dealt with pursuant to Clauses 2.3 to 2.6 above which arises to or is payable by a Unilever Post Demerger Group Company which has transferred (or which transfers) Demerging Business it carried on (or carries on) to a TMICC Group Company pursuant to the Internal Separation and is in respect any Tax Period ending before the Relevant Transfer Date or in respect of a Straddle Period to the extent that it would be treated as arising (i) in respect of or arising from a Transaction occurring or deemed to have occurred before the Relevant Transfer Date; or (ii) by reference to profits earned, accrued, received or otherwise recognised before the Relevant Transfer Date on the basis of the apportionment specified in Clause 1.5 shall only be treated as having been incurred in relation to or in connection with the Demerging Business for the purpose of Clause 2.2.1 if either:

(i)	such Tax liability is provided for or otherwise taken into account as a liability or potential liability of, or of any member of the TMICC Group (including in a tax risk provision or as a contingent liability) in the Carve-out Accounts, other than any such Tax liability comprising VAT if and to the extent that it is included in a current tax provision (but not a tax risk provision) in respect of accrued VAT in the Carve-out Accounts; or

(ii)	such Tax liability is an Unanticipated Liability and would otherwise be regarded as having been incurred in relation to or in connection with the Demerging Business for the purpose of Clause 2.2.1.

2.7.2	Any Tax liability not dealt with pursuant to Clauses 2.3 to 2.6 above which arises to or is payable by a TMICC Group Company shall only be treated as having been incurred in relation to or in connection with a business or businesses other than a Demerging Business for the purpose of Clause 2.2.2 if:

(i)	it is not provided for or otherwise taken into account as a liability or potential liability of, or of any member of the TMICC Group (including in a tax risk provision or as a contingent liability) in the Carve-out Accounts, other than any such Tax liability comprising VAT if and to the extent that it is included in a current tax provision (but not a tax risk provision) in respect of accrued VAT in the Carve-out Accounts; and

(ii)	such Tax liability is an Unanticipated Liability and would otherwise be regarded as having been incurred in relation to or in connection with a business or businesses other than the Demerging Business for the purposes of Clause 2.2.2.

2.7.3	Any Tax liability in respect of CFC Tax which is not dealt with pursuant to Clauses 2.3 to 2.6 above which arises to or is payable by a Unilever Post Demerger Group Company in respect any profits earned, accrued, received or otherwise recognised by a TMICC Group Company (the “TMICC Subsidiary”) in respect of any Tax Period beginning after 30 June 2025 or in respect of a Straddle Period to the extent that the profits would be treated as earned, accrued, received or otherwise recognised after 30 June 2025 on the basis of the apportionment specified in Clause 1.5 shall be treated as having been incurred in relation to or in connection with the Demerging Business for the purpose of Clause 2.2.1, save to the extent that a Tax liability in respect of CFC Tax is also treated as arising to a TMICC Group Company (the “TMICC Parent”) in respect of the same such profits earned, accrued, received or otherwise recognised by the TMICC Subsidiary, in which case the Tax liability of the TMICC Parent shall be allocated to the TMICC Group and the Tax liability of the Unilever Post Demerger Group Company shall be allocated to the Unilever Post Demerger Group.

14

2.7.4	Any Tax liability in respect of Incremental Unilever Pillar Two Tax which is not dealt with pursuant to Clauses 2.3 to 2.6 above which arises to or is payable by a Unilever Post Demerger Group Company shall be treated as having been incurred in relation to or in connection with the Demerging Business for the purpose of Clause 2.2.1, save to the extent that a Tax liability in respect of Pillar Two Tax is also treated as arising to a TMICC Group Company in respect of the same profits earned, accrued, received or otherwise recognised by any TMICC Group Company or TMICC Group Companies as resulted in the Incremental Unilever Pillar Two Tax, in which case, and to that extent, the relevant Tax liability arising to the relevant TMICC Group Company in respect of Pillar Two Tax shall be allocated to the TMICC Group and the Tax liability of the relevant Unilever Post Demerger Group Company in respect of Incremental Unilever Pillar Two Tax shall be allocated to the Unilever Post Demerger Group.

2.8	For the purposes of Clause 2.2.1, a Tax liability of a Unilever Post Demerger Group Company shall not be treated as being incurred in relation to or in connection with the Demerging Business unless and to the extent that the relevant Tax liability or any identifiable part thereof (as opposed to a proportion of the total amount) is directly referable to a Transaction or an asset of, or profits earned, accrued, received or otherwise recognised in respect of, the Demerging Business, or falls within Clause 2.7.1(i).

2.9	For the purposes of Clause 2.2.2, a Tax liability of a TMICC Group Company shall not be treated as being incurred in relation to or in connection with a business or businesses which is not part of the Demerging Business unless and to the extent that the relevant Tax liability or any identifiable part thereof (as opposed to a proportion of the total amount) is directly referable to a Transaction or asset of, or profits earned, accrued, received or otherwise recognised in respect of, such other business or businesses, and falls within Clause 2.7.2(i).

2.10	For the avoidance of doubt, any type or category of Tax liability not specifically dealt with pursuant to Clauses 2.3 to 2.7 shall be allocated in accordance with Clause 2.2 (subject to Clauses 2.8 and 2.9).

2.11	Any Tax liability allocated to the Unilever Post Demerger Group in accordance with Clauses 2.2 to 2.7 above shall comprise a “Unilever Tax Liability” for the purpose of this Deed and the Unilever Post Demerger Group shall bear the economic burden of such Tax liabilities. Any Tax liability allocated to the TMICC Group in accordance with Clauses 2.2 to 2.7 above shall comprise a “TMICC Tax Liability” for the purpose of this Deed and the TMICC Group shall bear the economic burden of such Tax liabilities.

2.12	For the purposes of this Clause 2, a Group will be treated as bearing the economic burden of a Tax liability to the extent that it is reasonable to suppose that, in light of any payment, reimbursement, transfer of profits, surrender of Reliefs or Tax consolidation agreement, the economic burden of the Tax liability has been and, following the Demerger, continues to be borne by a member of that Group and not by a member of the other Group.

15

2.13	Where a Tax liability arises or is payable by a Unilever Post Demerger Group Company as Principal Company under a Group Tax Arrangement and relates to the Tax liabilities of, or Tax attributable to a Transaction or profits of, a TMICC Group Company (including, for the avoidance of doubt, where such Transaction or profits of a TMICC Group Company which is a disregarded entity of a Unilever Post Demerger Group Company for US Federal income tax purposes are regarded for such purposes as being those of the Unilever Post Demerger Group Company of which it is a disregarded entity), that Separation Tax Liability or other Tax liability shall, for the purposes of Clauses 2.2 to 2.7 be treated as not arising to or payable by a Unilever Post Demerger Group Company and instead shall be treated as arising to or payable by the relevant TMICC Group Company.

3	Separation Tax Liabilities - Further Provisions

The Parties acknowledge that certain of the Internal Reorganisation Documents contain provisions relating to VAT and/or Transfer Taxes which may be payable in respect of the transfer of Demerging Business pursuant to the relevant Internal Reorganisation Document and that nothing in this Deed is intended to override those provisions, subject to Schedule 1 of this Deed.

4	Chargeable payment covenants and return obligations

4.1	Unilever undertakes to TMICC that neither it nor any Unilever Post Demerger Group Company will make any Chargeable Payment within five years of Completion.

4.2	TMICC undertakes to Unilever that neither it nor any TMICC Group Company will make any Chargeable Payment within five years of Completion.

4.3	Unilever shall, and shall procure that each other Unilever Post Demerger Group Company shall, comply with any obligation of the relevant company to make a return under sections 1095(1), 1096(1) and/or 1096(3) CTA 2010.

4.4	TMICC shall, and shall procure that each other TMICC Group Company shall, comply with any obligation of the relevant company to make a return under sections 1096(1) and/or 1096(3) CTA 2010.

5	Restrictions on Members of the TMICC Group and the Unilever Post Demerger Group

5.1	TMICC undertakes to Unilever that neither it nor any TMICC Group Company will take or fail to take, as applicable, any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant, or representation in the US Tax Materials.

5.2	TMICC undertakes to Unilever that neither it, nor any TMICC Group Company will, during the Restricted Period:

5.2.1	engage in any transaction that would result in the cessation or discontinuance of any Active Business;

5.2.2	(i) in the case of TMICC, or any TMICC Group Company that was the “controlled corporation” in an Internal Distribution, liquidate or partially liquidate (including taking any action that is a liquidation for US federal income tax purposes), or enter into any agreement, understanding, or arrangement with respect to the foregoing, or (ii) in the case of any TMICC Group Company that was the “controlled corporation” in an Internal Distribution, merge or consolidate into another Person, or enter into any agreement, understanding, or arrangement with respect to the foregoing;

16

5.2.3	(i) enter into any Proposed Acquisition Transaction or, to the extent TMICC or any other TMICC Group Company has the right or ability to prevent or prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (ii) redeem or otherwise repurchase TMICC Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (iii) amend its certificate of incorporation (or other organisational documents), issue a new class of non-voting stock, or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its Capital Stock (including through the conversion of any Capital Stock into another class of Capital Stock), (iv) merge or consolidate with any other Person or (v) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the US Tax Materials) that in each case of (i) through (v), above, in the aggregate would, when combined with any other transactions described in Clause 5.2, have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a forty percent (40%) or greater interest in TMICC (or in any TMICC Group Company that was a party to an Internal Distribution) or would be reasonably likely to jeopardise the tax-free status of the Demerger or any Internal Distribution under Sections 355, 361, or 368(a)(1)(D) of the Code (the “Tax-Free Status”); or

5.2.4	sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose of (including in any transaction treated for US federal income tax purposes as a sale, transfer, or disposition) assets that, in the aggregate, constitute more than twenty percent (20%) of the gross assets of any Active Business or more than twenty percent (20%) of the consolidated gross assets of TMICC or the TMICC Group. The foregoing sentence shall not apply to (1) sales, transfers, or dispositions of assets in the ordinary course of business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (3) any assets transferred to a Person that is disregarded as an entity separate from the transferor for US federal income tax purposes, (4) any mandatory or optional repayment (or prepayment) of any indebtedness of TMICC or any member of the TMICC Group, or (5) any sale, transfer, or other disposition (including any sale, transfer, or other disposition structured as a merger, consolidation or liquidation) by (i) one member to another member of the Magnum US HoldCo “separate affiliated group” (within the meaning of Section 355(b)(3)) of the Code (the “Magnum US HoldCo SAG”), (ii) one member (other than a member of the Magnum US HoldCo SAG) to another member of the Magnum US SpinCo “separate affiliated group” (within the meaning of Section 355(b)(3)) of the Code (the “Magnum US SpinCo SAG”) or (iii) one member (other than a member of the Magnum US SpinCo SAG) to another member of the TMICC “separate affiliated group” as defined in Section 355(b)(3)(B) of the Code. The percentages of gross assets or consolidated gross assets of TMICC or the TMICC Group, as the case may be, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of TMICC and the members of the TMICC Group as of the date of Completion. For purposes of this Clause 5.2.4, a merger of TMICC or a TMICC Group Company with and into any Person that is not a member of the TMICC Group shall constitute a disposition of all of the assets of TMICC or such TMICC Group Company, as the case may be.

17

5.3	Notwithstanding the restrictions imposed by Clause 5.2, TMICC or a member of the TMICC Group may take any of the actions described therein if TMICC obtains (i) a private letter ruling (including a supplemental ruling, if applicable) from the IRS (a “US Tax Ruling”) that is reasonably satisfactory to Unilever that such action will not affect the Tax-Free Status, (ii) an unqualified “will” opinion reasonably acceptable by Unilever from a nationally recognised law firm or accounting firm approved by Unilever (an “Unqualified US Tax Opinion”) that such action will not affect the Tax-Free Status, provided that the Unqualified US Tax Opinion must assume that the Demerger or the Internal Distributions, as relevant, would have qualified for such tax-free status without regard to the restricted action, or (iii) the prior written consent of Unilever. Unilever’s evaluation of a US Tax Ruling or an Unqualified US Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such ruling or opinion (and, for the avoidance of doubt, Unilever may determine that no ruling or opinion would be acceptable to Unilever). Unilever will cooperate with TMICC and use commercially reasonable efforts in connection with obtaining any US Tax Ruling or Unqualified US Tax Opinion. TMICC shall bear all costs and expenses of securing any such US Tax Ruling or Unqualified US Tax Opinion and shall reimburse Unilever for all reasonable out-of-pocket expenses (including fees of external legal counsel and external Tax advisors) that Unilever may incur in good faith in seeking to obtain or evaluate any such US Tax Ruling or Unqualified US Tax Opinion. The delivery of a US Tax Ruling, an Unqualified US Tax Opinion, or Unilever’s consent pursuant to this Clause 5.3 will not relieve TMICC from any indemnification obligation pursuant to Clause 6 or otherwise under this Deed.

5.4	Unilever undertakes to TMICC that neither it nor any Unilever Post Demerger Group Company will take or fail to take, as applicable, any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant, or representation in the US Tax Materials.

6	Indemnities

6.1	Unilever shall pay, or shall procure that the Relevant Member (as defined at Clause 6.3 below) of the Unilever Post Demerger Group pays to TMICC or the Relevant Member of the TMICC Group an amount equal to any Unilever Tax Liability the economic burden of which is borne, or would otherwise be borne, by the TMICC Group.

6.2	TMICC shall pay, or procure that it or the Relevant Member of the TMICC Group pays to Unilever or the Relevant Member of the Unilever Post Demerger Group an amount equal to any TMICC Tax Liability, the economic burden of which is borne, or would otherwise be borne, by the Unilever Post Demerger Group, such Unilever Tax Liability referred to in Clause 6.1 above and such TMICC Tax Liability as referred to in this Clause 6.2 (as applicable) being an “Indemnified Tax Liability”.

6.3	For the purposes of this Deed, the “Relevant Member” means:

6.3.1	in the case of:

(i)	the Indemnifying Group, the Group Company to which the Indemnified Tax Liability is most closely attributable; and

18

(ii)	the Indemnified Group, the Group Company which has (or would otherwise have) suffered the Indemnified Tax Liability;

6.3.2	to the extent that Unilever or TMICC has failed to procure payment by the Relevant Member of its Group pursuant to Clause 6.1 or Clause 6.2 as applicable, or to the extent that no Relevant Member is identified by Clause 6.3 within five (5) Business Days of the due date for payment given by Clause 8 of this Deed:

(i)	in the case of the Unilever Post Demerger Group, Unilever; and

(ii)	in the case of the TMICC Group, TMICC,

or such other entity as is agreed between the Parties.

6.4	The Parent of the Indemnifying Group will (or, where the Parent is not the Relevant Member, will or will procure that the Relevant Member of the Indemnifying Group will) also pay to the other Parent or Relevant Member of the Indemnified Group any reasonable costs and expenses (including the costs and expenses of taking any successful action under this Deed) properly incurred or payable by the Indemnified Group in connection with a claim made pursuant to Clause 6.1 or Clause 6.2 as applicable.

6.5	Unilever (and any member of the Unilever Post Demerger Group) shall not have any obligation to make a payment it would otherwise have under Clause 6.1 if and to the extent that a member of the Unilever Post Demerger Group has made a payment to a member of the TMICC Group in respect of the same Unilever Tax Liability pursuant to an Equivalent Provision.

6.6	TMICC (and any member of the TMICC Group) shall not have any obligation to make a payment it would otherwise have under Clause 6.2 if and to the extent that a member of the TMICC Group has made a payment to a member of the Unilever Post Demerger Group in respect of the same TMICC Tax Liability pursuant to an Equivalent Provision.

6.7	With effect from Completion, as soon as reasonably practicable after TMICC or Unilever becomes aware of any Tax liability or potential Tax liability of a member of their respective Groups which should be allocated to the other Group in accordance with the Clause 2 and which could give rise to an Indemnified Tax Liability, the Parent of the Indemnified Group shall provide written notice (a “Liability Notice”) of the same to the Parent of the Indemnified Group.

6.8	The Liability Notice shall specify in reasonable detail to the extent known:

(a)	the basis on which it is considered that the relevant Tax liability should be allocated to the Indemnifying Group;

(b)	the member or members of the Indemnified Group to which the relevant Tax liability is considered to have arisen; and

(c)	insofar as it is reasonably practicable to determine (but without prejudice to the final determination of the amount of the Tax liability), an estimate of the monetary amount of the Tax liability which the Indemnified Group reasonably expects to arise to the relevant member of members of the Indemnified Group and it is therefore it is considered should be allocated to the Indemnifying Group,

19

provided that failure to specify any of the matters set out in this Clause 6.8 shall not affect the rights of the Indemnified Group except if and to the extent that the Indemnifying Group is prejudiced by the failure.

6.9	If the Parent of the Indemnifying Party Group disputes the content of a Liability Notice, then it may, up to ten (10) Business Days after receipt of the Liability Notice, give written notice (a “Dispute Notice”) to the Parent of the Indemnified Group stating that it disagrees with the Liability Notice including a reasonable description of why it disagrees with such notice.

6.10	If a Dispute Notice is provided to the Parent under Clause 6.9, the Parent of the Indemnified Group and the Parent of the Indemnifying Group agree to cooperate in good faith and use reasonable endeavours to resolve the matter(s) in dispute included in the Dispute Notice.

6.11	If:

(a)	a dispute arises between the Parent of the Indemnified Group and the Parent of the Indemnifying Group in connection with Clause 6.9; or

(b)	the Parent of the Indemnified Group and the Parent of the Indemnifying Group fail to reach agreement pursuant to Clause 6.10 within fifteen (15) Business Days after the Dispute Notice is provided to the Parent of the Indemnified Group under Clause 6.9, a Party may escalate the dispute in accordance with clause 15 of the Demerger Agreement; provided that, where the potential Tax liability is being disputed with a Tax Authority, any such escalation may be deferred pending the outcome of that dispute (in which case the dispute shall be treated as a Joined Tax Claim for the purposes of the conduct provisions in Clause 10).

7	Exclusions and Limitations

7.1	The Indemnifying Group shall not be liable in respect of any claim under Clause 6 or any Equivalent Provision:

7.1.1	in respect of penalties, fines or interest, to the extent that such penalties, fines or interest are attributable to unreasonable delay by an Indemnified Group Company other than to the extent that such delay is directly attributable to the failure of an Indemnifying Group Company to comply with its obligations under this Deed, the Demerger Agreement, a Transaction Document or an Internal Separation Document;

7.1.2	in respect of any Tax liability where such liability arises, directly or indirectly, from the fraud of a member of the Indemnified Group;

7.1.3	in respect of any Tax liability, to the extent that the liability arises or is increased as a result of any Relevant Change of Law;

7.1.4	to the extent that recovery is made or has been made in respect of the same matter elsewhere under this Deed, the Demerger Agreement, any other Transaction Document or otherwise (including, without limitation, under any Group Payment Arrangement or by virtue of the surrender of a Relief which is made available for no consideration by a member of the Indemnifying Group);

7.1.5	in respect of any Tax liability, to the extent that such Tax would not have been payable but for a breach by TMICC of any of the undertakings in Clauses 4.2, 4.4, 5.1 and/or 5.2 of this Deed (where the Indemnified Group is the TMICC Group) or a breach by Unilever of any of the undertakings in Clauses 4.1, 4.3 and/or 5.4 of this Deed (where the Indemnified Group is the Unilever Post Demerger Group);

20

7.1.6	in respect of a payment which relates to Clause 2.6, unless the relevant Indemnified Group Company transfers the relevant property, right, asset or Liability to the appropriate Indemnifying Group Company) in accordance with the provisions of an Internal Separation Document, and the amount of any income, profits or other benefit attributed to or derived from such item which the relevant Indemnified Group Company has received as a result of holding that item and which is not so transferred, shall be set off against any amounts owing by the Indemnifying Group Company in respect of Clause 2.6;

7.1.7	in respect of any Tax liability if and to the extent that such Tax liability would not have arisen but for a failure of the Parent of the Indemnified Group to comply with any of its obligations under this Deed.

7.2	The Indemnifying Group shall not be liable for any claim under Clause 6 or any Equivalent Provision unless a Liability Notice in respect of the claim (or, in the case of any costs and expenses under Clause 6.4, written notice of the claim) is given by the Parent of the Indemnified Group to the Parent of the Indemnifying Group by the date falling 10 (ten) years after the date of Completion.

7.3	A Parent of an Indemnified Group and the members of its Group shall not be entitled be indemnified, to recover damages or otherwise obtain reimbursement or restitution between them more than once in respect of the same Liability under this Deed, the Demerger Agreement, any other Transaction Document or any Internal Separation Document.

8	Due date for payment

8.1	The due date for payment to be made pursuant to Clause 6.1 and 6.2 this Deed shall be the later of:

8.1.1	the date falling ten (10) Business Days after the date of service of a notice under Clause 7.2 by TMICC or, as the case may be, Unilever in respect of the relevant matter; and

8.1.2	if applicable, whichever of the following dates is applicable:

(i)	in the case of a liability to make an actual payment of Tax to a Tax Authority where the Tax has not at the date of the notice under Clause 7.2 become due and payable to the relevant Tax Authority, the date falling five (5) Business Days before the latest date (taking into account the conduct of the matter giving rise to the claim) by which that Taxation is due and payable to the relevant Tax Authority, provided that if in the course of an appeal the date on which the Taxation is due and payable is postponed following an application to the relevant Tax Authority, court or tribunal, the due date for payment shall be five (5) Business Days before such later date when the amount of Taxation becomes due and payable;

(ii)	in the case of a liability in respect of an actual payment other than to a Tax Authority, three (3) Business Days before the latest date on which the payment giving rise to the liability is required to be made; or

21

(iii)	in the case of the setting off against profits or against any Tax liability of a Unilever Relief or an TMICC Relief as applicable, ten (10) Business Days following the date on which the relevant Taxation liability would have been due and payable to the relevant Tax Authority but for the use or setting off of the relevant Unilever Relief or TMICC Relief as applicable.

8.2	The due date for payment pursuant to Clause 6.4 of this Deed shall be the date falling ten (10) Business Days after the date of service of a notice under Clause 7.2 by TMICC or, as the case may be, Unilever in respect of the relevant costs and expenses.

8.3	If any claim in respect of which a payment has been made under this Deed is subsequently determined to be less than the amount by reference to which that payment was calculated, an appropriate amount shall be repaid to the payor within five (5) Business Days of such determination.

9	Further provisions regarding the use of Reliefs

9.1	VAT credits

Consistent with the allocation of VAT liabilities in accordance with Clause 2.7.1, notwithstanding that any refunds or credits in respect of VAT arising to a Unilever Post Demerger Group Company may be allocated to the TMICC Group in the Carve-out Accounts, neither Unilever nor any other member of the Unilever Post Demerger Group shall be required to make payment to TMICC or any other member of the TMICC Group in respect of such refunds or credits.

9.2	Tax Adjustment Refunds

9.2.1	If any TMICC Group Company has obtained, or is entitled to obtain, from a Tax Authority a Tax Adjustment Refund, the amount of the Tax Adjustment Refund (for the avoidance of doubt including any interest or repayment supplement), less any reasonable costs and expenses of recovery (which shall include any Tax liability on the Tax Adjustment Refund after giving credit for any Relief that will be available as a result of such payment) shall be paid by TMICC (or TMICC shall procure that it is paid by the relevant TMICC Group Company) to Unilever (or to another member of the Unilever Post Demerger notified by Unilever in writing) within ten (10) Business Days of Tax Adjustment Refund being obtained (including by way of credit or offset against a Tax liability for which Unilever is not liable under this Deed).

9.2.2	If any member of the TMICC Group discovers or is otherwise aware that any Tax Adjustment Refund has been obtained, TMICC shall, or shall procure that the TMICC Group Company concerned shall, as soon as reasonably practicable, give full details to Unilever and TIMCC shall, or shall procure that the TMICC Group Company concerned shall, supply to Unilever such information as it may reasonably require to verify the amount of the Tax Refund.

9.2.3	If Unilever or any other member of the Unilever Post Demerger Group reasonably considers that a member of the TMICC Group is or may be entitled to obtain a Tax Refund to which this Clause 9.2 would apply or a recovery to which Clause 11 would apply, TMICC shall procure that the relevant TMICC Company takes such steps as may be reasonably requested by Unilever (at the cost of Unilever) to obtain the refund (including taking any action pursuant to the mutual agreement procedure provided for in an applicable double taxation convention).

22

10	Claims

10.1	If any member of the Unilever Post Demerger Group becomes aware of any matter which could give rise to a claim against the TMICC Group under Clause 6 or any Equivalent Provision, Unilever shall procure that written notice thereof is given to TMICC as soon as reasonably practicable. If any member of the TMICC Group becomes aware of any matter which could give rise to a claim against the Unilever Group under Clause 6 or any Equivalent Provision, TMICC shall procure that written notice thereof is given to Unilever as soon as reasonably practicable.

10.2	Unilever and TMICC shall, and shall procure that the other relevant members of, respectively, the Unilever Post Demerger Group and the TMICC Group shall, consult with one another so far as reasonably practicable in relation to the conduct of any dispute or potential dispute with a Tax Authority or other third party which could give rise to a claim against the other Group under Clause 6 or any Equivalent Provision (a “Third Party Tax Claim”) and shall take reasonable account of each other’s views before taking any action in relation to the Third Party Tax Claim.

10.3	Subject to Clauses 10.4 and 10.5, in the case of a Third Party Tax Claim:

10.3.1	no admissions in relation to the Third Party Tax Claim shall be made by any member of the Indemnified Group on behalf of any member of the Indemnifying Group and the Third Party Tax Claim shall not be compromised, disposed, settled or otherwise dealt with without the written consent of the Parent of the Indemnifying Group, such consent not to be unreasonably withheld, conditioned or delayed;

10.3.2	subject to a member of the Indemnifying Group indemnifying the relevant members of the Indemnified Group against all reasonable costs and expenses (including legal and professional costs and expenses) the Parent of the Indemnified Group shall procure that the relevant members of the Indemnified Group shall take such action as the Parent of the Indemnifying Group may reasonably request to avoid dispute, deny, defend, resist appeal, compromise, mitigate or contest the Third Party Tax Claim;

10.3.3	the Parent of the Indemnified Group shall procure that the relevant member or members of the Indemnified Group shall retain and preserve all relevant documents, records, correspondence, accounts and other information within the power, possession or control of any member of the Indemnified Group which are or could reasonably be considered relevant in connection with the Third Party Tax Claim;

10.3.4	the Parent of the Indemnified Group shall, and shall procure that any other member of the Indemnified Group shall, subject to a member of the Indemnifying Group indemnifying the relevant members of the Indemnified Group against all reasonable costs and expenses, procure that the Parent of the Indemnifying Group and its duly authorised agents are (on reasonable notice in writing) given all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Parent of the Indemnifying Group may reasonably request to enable it to exercise its rights under this Clause 10;

10.3.5	the Parent of the Indemnified Group shall, or shall procure that the Relevant Member of the Indemnified Group (if different) shall, keep the Parent of the Indemnifying Group informed as to material developments in the dispute and shall promptly (but in any case within a period of fifteen (15) Business Days of receipt) provide or forward or procure to be provided or forwarded to the Parent of the Indemnifying Group and (if different) the Relevant Member of the Indemnifying Group copies of all correspondence and other written communications (including e-mail communications) and information relating to the Third Party Tax Claim obtained or received by any member of the Indemnified Group;

23

10.3.6	the Parent of the Indemnified Group shall, or shall procure that the Relevant Member of the Indemnified Group (if different), shall provide a reasonable opportunity for the Parent of the Indemnifying Group to make comments on any material document (or relevant extract therefrom) to be submitted to a Tax Authority or court or tribunal or other appeal body or other third party in the course of the dispute; and

10.3.7	the Parent of the Indemnified Group shall, or shall procure that the Relevant Member of the Indemnified Group (if different) and any other relevant member of the Indemnified Group shall, take reasonable account of the comments of the Parent of the Indemnifying Group in finalising such document.

10.4	In relation to any dispute or potential dispute with a Tax Authority which relates to any matter which could give rise to a Tax liability for the Indemnified Group which is not an Indemnified Tax Liability (an “Unindemnified Tax Liability”) as well as to a Tax liability for the Indemnified Group which is an Indemnified Tax Liability (a “Joined Tax Claim”) and the conduct of the dispute in relation to the Indemnified Tax Liability cannot reasonably be bifurcated from the conduct of the dispute in relation to the Unindemnified Tax Liability, the provisions of Clause 10.3.2 shall not apply and instead the relevant member or members of Indemnified Group shall be entitled to take such action as they may reasonably consider appropriate to avoid dispute, deny, defend, resist appeal, compromise, mitigate or contest the Joined Tax Claim, subject to the remainder of Clause 10.3 insofar as the Joined Tax Claim also comprises a Third Party Tax Claim.

10.5	Where Clause 10.4 applies and the Indemnified Group wishes to compromise, dispose, settle or otherwise deal with the Joined Tax Claim, in determining whether any failure by the Parent of the Indemnifying Group to provide written consent in relation thereto (or any delay in giving such consent or the attaching of any condition to such consent) is reasonable or unreasonable for the purposes of Clause 10.3.1 and in determining whether the Parent of the Indemnified Group, Relevant Member of the Indemnified Group or other relevant member of the Indemnified Group has taken reasonable account of the comments of the Parent of the Indemnifying Group for the purposes of Clause 10.3.7, account shall be taken (inter alia) of whether the proposed action strikes a fair and reasonable balance between the legitimate interests of the two Groups.

10.6	Where any action is taken in respect of a Joined Tax Claim, the reasonable costs and expenses of taking that action shall be shared between the Indemnifying Group and the Indemnified Group pro rata to the amount of the Indemnified Tax Liability and the Unindemnified Tax Liability that was the subject to the Joined Tax Claim.

10.7	Notwithstanding the other provisions of this Clause 10, no member of the TMICC Group or the Unilever Post Demerger Group (as applicable) shall be required to take any action or refrain from taking any action, if the relevant member of the TMICC Group or the Unilever Post Demerger Group, considers such action or omission may be unduly onerous or materially prejudicial to it or to its business or to the Tax affairs of it or its Group.

24

10.8	The Indemnified Group shall be at liberty without reference to the Indemnifying Group to deal with any matter if the Indemnifying Group delays unreasonably in making any such request as is mentioned in Clause 10.3.2 provided that the Parent of the Indemnified Group has notified the Parent of the Indemnifying Group of its intention to so deal with the matter and has afforded the Indemnifying Group a period of five (5) Business Days to respond.

11	Recovery from Third Parties

11.1	If an Indemnifying Group Company pays an amount to an Indemnified Group Company in respect of an Indemnified Tax Liability pursuant to Clause 6 or pursuant to an Equivalent Provision, and an Indemnified Group Company (whether or not the same Indemnified Group Company) is or becomes entitled to recover from some other person (including a Tax Authority but not including another Indemnified Group Company) any sum in respect of the relevant Indemnified Tax Liability including pursuant a mutual agreement procedure or similar determination by a Tax Authority, then the Indemnified Group Company shall:

(i)	as soon as reasonably practicable, notify the Parent of the Indemnifying Group of such entitlement and shall take such action (including allowing the Parent of the Indemnifying Group to take conduct of any action) as the Indemnifying Group may reasonably request to enforce that recovery at the expense of the Indemnifying Group, and shall keep the Indemnifying Group informed of the progress of any action taken by the Indemnified Group; and

(ii)	account to the Relevant Member of the Indemnifying Group or as directed by the Parent of the Indemnifying Group within ten (10) Business Days of recovering any such amount for the whole of any sum so recovered (including any interest or repayment supplement paid to the Indemnified Group) less any reasonable costs and expenses of recovery that have not previously been borne or reimbursed by the Indemnifying Group pursuant to paragraph (i) above (including any Taxation which would not have been incurred but for the recovery of that amount) up to an amount not exceeding the amount of any such payment previously made by the Indemnifying Group in respect of such liability, less any Taxation which would not have been incurred but for the recovery of that payment.

11.2	If the Parent of the Indemnifying Group or any other member of the Indemnifying Group reasonably considers that a member of the Indemnified Group is or may be entitled to obtain a sum to which Clause 11.1 would apply, the Parent of the Indemnified Group shall procure that the relevant Indemnified Group Company takes such steps as may be reasonably requested by the Parent of the Indemnifying Group (at the cost of that Parent) to obtain the refund (including taking any action pursuant to the mutual agreement procedure provided for in an applicable double taxation convention).

12	Computations and returns

12.1	General

12.1.1	Unilever shall have overall responsibility for preparing and submitting (or for procuring the preparation and submission of) all Tax Documents of a Unilever Post Demerger Group Company for all Tax Periods and for dealing with all negotiations, correspondence and agreements with respect to all such Tax Documents and for finalising the Tax liabilities of the Unilever Post Demerger Group Companies for all Tax Periods.

25

12.1.2	TMICC shall have overall responsibility for preparing and submitting and dealing with (or for procuring the preparation and submission of) all Tax Documents of a TMICC Group Company for all Tax Periods to the extent not dealt with prior to Completion and for dealing with all negotiations, correspondence and agreements with respect to all such Tax Documents and for finalising the Tax liabilities of the TMICC Group Companies for all Tax Periods to the extent not dealt with prior to Completion.

12.1.3	Insofar as any Tax Document of a Unilever Post Demerger Group Company is prepared on a basis that could reasonably be expected to result in an Indemnified Tax Liability for the TMICC Group:

(i)	Unilever shall procure that TMICC receives drafts of such Tax Document or the relevant parts of such Tax Document in advance of such Tax Document being sent to the relevant Tax Authority;

(ii)	Unilever shall procure that reasonable account is taken of the written comments of TMICC on such Tax Document, provided that such comments are received on a timely basis. In determining whether any comments are received on a timely basis, account shall be taken of the date on which the draft has been received and the date on which the relevant Tax Document is to be sent to the relevant Tax Authority;

(iii)	Unilever shall procure that TMICC is kept informed of the progress of, and is consulted in relation to, matters relating to such Tax Document; and

(iv)	Unilever shall procure that TMICC receives copies of, or extracts from, material written correspondence to, or from, any Tax Authority insofar as it is relevant to the matters referred to in this Clause 12.1.3, where such correspondence is sent to or by a member of the Unilever Post Demerger Group.

12.1.4	Insofar as any Tax Document of a TMICC Group Company is prepared on a basis that could reasonably be expected to result in an Indemnified Tax Liability for the Unilever Post Demerger Group:

(i)	TMICC shall procure that Unilever receives drafts of such Tax Document or the relevant parts of such Tax Document in advance of such Tax Document being sent to the relevant Tax Authority;

(ii)	TMICC shall procure that reasonable account is taken of the written comments of Unilever on such Tax Document, provided that such comments are received on a timely basis. In determining whether any comments are received on a timely basis, account shall be taken of the date on which the draft has been received and the date on which the relevant Tax Document is to be sent to the relevant Tax Authority;

(iii)	TMICC shall procure that Unilever is kept informed of the progress of, and is consulted in relation to, matters relating to such Tax Document; and

(iv)	TMICC shall procure that Unilever receives copies of, or extracts from, material written correspondence to, or from, any Taxation Authority insofar as it is relevant to the matters referred to in this Clause 12.1.4, where such correspondence is sent to or by a member of the TMICC Group.

26

12.2	Elections

12.2.1	Where: (i) any Tax Document has been submitted before Completion on the basis that an Election will be made for any Taxation purpose or the Demerger Reorganisation Steps Plan envisages that an Election will be made for any Tax purpose; and (ii) a failure to make such Election would or may result in a Tax liability arising to the other Group or give rise to an Indemnified Tax Liability for the other Group then, unless the Parents agree otherwise, Unilever and/or TMICC (as appropriate) shall procure that the relevant Election is made.

12.2.2	Where (i) any Election has been made or any Tax Document has been filed by or on behalf of a Group Company for any Taxation purpose prior to Completion; and (ii) the withdrawal, revocation or disturbance of such Election or the amendment of, or the making of any voluntary disclosure in relation to, such Tax Document would or may result in a Tax liability for the other Group or give rise to an Indemnified Tax Liability for the other Group, then Unilever and/or TMICC (as appropriate) shall procure that the relevant Election is not withdrawn or revoked or otherwise disturbed or that the Tax Document is not amended or that a voluntary disclosure is not made, without receiving the consent in writing of the Parent of the other Group (such consent not to be unreasonably withheld or delayed).

12.2.3	Unilever and TMICC shall each procure that members of their respective Groups shall inform the Parent of the other Group before making any other Election for any Taxation purpose which could reasonably be expected to result in a Tax liability for the other Group or give rise to an Indemnified Tax Liability for the other Group (a “Relevant Election”). Unilever and TMICC shall each procure that the members of their respective Groups do not make a Relevant Election without receiving the consent in writing of the Parent of the other Group (such consent not to be unreasonably withheld or delayed). The provisions of this Clause 12.2.3 shall not apply from the date falling 10 (ten) years after the date of Completion,

12.3	Consolidated Returns

12.3.1	Unilever shall be responsible for preparing, filing and dealing with (or procuring the preparation, filing and dealing with) all Consolidated Returns which relate to both one or more Unilever Post Demerger Group Companies and one or more TMICC Group Companies for periods in which any TMICC Group Company forms part of the relevant filing, and Clause 12.1.3(i) to (iv) shall apply in relation thereto (reading references to a Tax Document as references to the relevant part of a Consolidated Return or extracts therefrom).

12.3.2	TMICC shall procure that the relevant member of the Unilever Post Demerger Group is provided with such information and data in relation to the TMICC Group Companies which form part of the filing as it may reasonably require for the purpose of dealing with any Consolidated Returns referred to in paragraph 12.3.1 and shall ensure that all such information and data so provided is complete and accurate in all respects.

12.3.3	The Parties shall (and shall procure that the relevant members of their Groups shall) make all such claims, returns, filings, notices and elections as are assumed or contemplated for the purpose of any Consolidated Return.

27

12.4	Reasonable Assistance and Access

12.4.1	Unilever shall procure that TMICC and its duly authorised agents are (on reasonable notice in writing to Unilever) afforded such reasonable assistance as may be reasonably required to enable TMICC to discharge its obligations or exercise its rights under this Clause 12 and to enable the TMICC Group and the TMICC Group Companies to comply with their own Taxation obligations or facilitate the management or settlement of their own Taxation affairs, and in particular to enable TMICC Group Companies to comply with their own obligations to file returns relating to Taxation with any Tax Authority where such returns are in respect of Tax Periods ending prior to 1 July 2025 and which, as at the date of Completion, have not been filed.

12.4.2	TMICC shall procure that Unilever and its duly authorised agents are (on reasonable notice in writing to TMICC) afforded such reasonable assistance as may be reasonably required to enable Unilever to discharge its obligations or exercise its rights under this Clause 12 and to enable the Unilever Post Demerger Group and the Unilever Post Demerger Group Companies to comply with their own Taxation obligations or facilitate the management or settlement of their own Taxation affairs.

12.4.3	The provisions of this Clause 12.4 of this Deed (and Clauses 10.3.3, 10.3.4, 12.3.2 and 14.6 of this Deed) shall operate without prejudice to clauses 16.2.2 and 16.2.3 of the Demerger Agreement.

12.5	Joint Issues

12.5.1	In relation to any material matter or issue which is likely to affect the Tax position of both the Unilever Post Demerger Group and the TMICC Group and where the action taken by one Group could affect the Tax liability of the other Group (a “Joint Issue”), Unilever and TMICC shall:

(i)	co-operate as required in order to agree a consistent approach to be taken by each Group in the preparation and submission of Tax Documents and correspondence with the relevant Taxation Authority in relation to the Joint Issue;

(ii)	if requested by the other Party, provide the other Party with copies of material Tax Documents (or extracts therefrom), to the extent relevant to the Joint Issue, prior to their submission to the relevant Taxation Authority (in sufficient time to enable the other Party to review the relevant Tax Document) and give reasonable consideration to the written comments of the other Party in relation thereto; and

(iii)	if requested by the other Party, provide the other Party with copies of all material correspondence with the relevant Taxation Authority, to the extent relevant to the Joint Issue.

12.5.2	Where the Parties cannot agree on a consistent approach to any Joint Issue then the matter will be referred to the Demerger Committee for resolution (taking account, inter alia, of the materiality of the issue for each Group) in accordance with clause 15 (Escalation) of the Demerger Agreement as if such disagreement constituted a dispute as to the interpretation of the this Deed, save that clause 15.1.3 of the Demerger Agreement shall not apply in relation thereto unless otherwise agreed by the Parties.

28

12.6	Miscellaneous

Notwithstanding the provisions of this Clause 12, no member of the TMICC Group or the Unilever Post Demerger Group (as applicable) shall be required to take any action or refrain from taking any action which it reasonably considers is likely to be unduly onerous or materially prejudicial to it or to its business or to the Tax affairs of it or its Group.

12.7	Notice Relating to US Tax Treatment

Each Party shall promptly provide written notice to the other Party if it becomes aware of any fact or action (i) that is materially inconsistent with the US Tax Materials, or could be reasonably likely to preclude the ability of Unilever to rely upon the US Tax Opinion or (ii) that would be reasonably likely to jeopardise the Tax-Free Status.

13	Group Tax Reliefs and Tax Balancing Payments

If any Group Tax Relief could be made available by the Indemnifying Group to the Indemnified Group or any Tax Balancing Payment made to eliminate or reduce any Tax liability that would otherwise constitute an Indemnified Tax Liability, the Indemnifying Group may (at the option of the Parent of the Indemnifying Group) and wholly or partly instead of making a payment under Clause 6 of this Deed make or procure the making of any Election in relation to any such Group Tax Relief for no consideration due from the Indemnified Group or make or procure a Tax Balancing Payment is made in order to eliminate, reduce or otherwise compensate for the Indemnified Tax Liability. The Parent of the Indemnified Group shall procure that the relevant Group Company shall take without delay (and in any event within any applicable statutory time limit) all such steps as may reasonably be required by the Parent of the Indemnifying Group to give effect to any Group Tax Relief or Tax Balancing Payment. If it is not lawful for any such Group Tax Reliefs to be made available for no payment, the parties shall cooperate in good faith (at the cost and expense of the Indemnifying Group) with a view to implementing so far as possible economically equivalent measures which are lawful.

14	Group Tax Arrangements

14.1	For any Tax Period, whether it ends before, on or after Completion for which a TMICC Group Company is or has been part of a Group Tax Arrangement, TMICC shall procure that the TMICC Group Company shall pay to the relevant Principal Company (or such other company notified by Unilever in writing) in respect of any liability to Taxation which the relevant Principal Company is primarily responsible for paying or discharging on behalf of, or in respect of profits or Transactions of any Group Company:

14.1.1	where an amount is reflected in respect of the Taxation in the Carve-out Accounts, that amount; and

14.1.2	such other amounts as are fairly attributable to the relevant TMICC Group Company.

14.2	Payment under Clause 14.1 shall be made on Completion or, if later, the date falling five (5) Business Days before the latest date on which that Taxation is (or would be, were any Taxation payable by on or on behalf of the Group Tax Arrangement), due and payable to the appropriate Tax Authority.

29

14.3	Clause 14.1 does not apply if and to the extent that such amount would give rise to a valid claim under Clause 6 of this Deed.

14.4	Unilever shall procure that the relevant Principal Company accounts to the relevant Tax Authority for any amounts received by it pursuant to Clause 14.1.

14.5	In the case of VAT, any provisions deeming supplies or acquisitions or importations to have been made by or to any person other than the actual person by or to whom such supplies, acquisitions or importations have been made shall be disregarded for these purposes.

14.6	The Parties undertake that they will, on request, promptly supply, or procure that there is supplied, to the other Party all information, particulars and access to and copies of records reasonably relevant to any liability of the Parties under this Clause 14.

14.7	Unilever and TMICC shall co-operate in taking such procedural steps as may be necessary or desirable to remove or exclude each TMICC Group Company from any Group Tax Arrangement of which the Principal Member is a Unilever Post Demerger Group Company, such removal or exclusion to take effect from Completion or the earliest date following Completion permitted by law.

15	Withholdings, gross-up and VAT

15.1	All sums payable under this Deed shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law in respect of any payment made under this Deed pursuant to an indemnity, including under Clauses 6.1, 6.2 and 6.4, (such payment being an “Indemnity Payment”), the party making the payment shall be obliged to pay to the recipient such additional amounts as will ensure that the recipient receives, in total, an amount which (after such deduction or withholding has been made) is no more and no less than it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

15.2	The recipient or expected recipient of an Indemnity Payment under this Deed shall take such measures as are reasonable to claim from the appropriate Tax Authority any Relief to which it is entitled in respect of any deduction or withholding in respect of which a payment has been or would otherwise be required to be made pursuant to Clause 15.1 and, for such purposes shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy of them to the payer.

15.3	If the recipient of an Indemnity Payment made under this Deed obtains a refund of or obtains and utilises a credit for any Tax payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation, then it shall reimburse to the payer such part of such additional amounts paid to it pursuant to Clause 15.1 above as the recipient of the payment certifies to the payer will leave it (after such reimbursement) in no better and no worse position than would have arisen if the payer had not been required to make such deduction or withholding.

15.4	Where an Indemnity Payment is made or to be made under this Deed, then the sum payable shall be adjusted to such sum as will ensure that after payment of any Taxation charged on such sum in the hands of the recipient (including any Taxation which would have been charged but for the use of a Relief) the recipient shall be left with a sum equal to the sum that it would have received in the absence of such charge to Taxation (after giving credit for any Relief that is or will be available to the recipient in respect of the matter giving rise to the payment).

30

15.5	The obligations (i) to pay any additional amounts under Clause 15.1 in respect of any withholding or deduction for or on account of Tax, and (ii) to adjust a sum payable under Clause 15.4 in respect of any Taxation charged in the hands of the recipient, shall not apply in respect of an Indemnity Payment where the sum payable has been calculated or otherwise taken into account the relevant withholding or deduction, or Taxation as a measure of damages (or otherwise).

15.6	Where under the terms of this Deed one party is liable to indemnify or reimburse another party in respect of costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part, subject to that party or representative member using reasonable endeavours to recover such amount of VAT as may be practicable.

15.7	If a sum becomes due under this Deed or the Demerger Agreement, the Parties shall use reasonable endeavours to ensure: (i) that such sum can be paid free and clear of all deductions, withholdings, set-offs or counterclaims; and (ii) that such sum is not charged to Tax by any Tax Authority (or would be charged to Tax in the absence of any Reliefs available to the recipient). To this end, if it appears that either of the contingencies referred to in Clause 15.1 or 15.4 of this Deed (or clauses 13.1 or 13.4 of the Demerger Agreement) could apply, before any payments are made, the parties shall meet to discuss and consider alternative strategies for dealing with compensating the recipient of the payment in a manner that does not cause either of those contingencies to apply. If such alternative strategies are available or can be developed and can then be implemented without causing a material adverse effect on the recipient, then the parties shall use reasonable endeavours to adopt such an alternative strategy.

16	Mitigation of loss

Each Party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which, in the absence of mitigation, might give rise to a liability (or an increase in such liability) in respect of any claim under this Deed.

17	Other Provisions

17.1	The provisions of Schedule 1 of this Deed shall have effect.

17.2	The provisions of Clauses 2 to 16 of this Deed shall have effect only from Completion.

17.3	The provisions of clause 3 (Termination), clause 15 (Escalation), and clauses 16.1 (Notices), 16.5 (Whole Agreement), 16.6 (Waiver), 16.7 (Variation), 16.8 (Invalidity), 16.10 (Assignment), 16.12 (Arbitration) and 16.3 (Appointment of Process Agent) of the Demerger Agreement shall apply mutatis mutandis to this Deed.

17.4	Further assurances

Each of the parties to this Deed shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to give the other the full benefit of this Deed.

31

17.5	Counterparts

This Deed may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which hall be an original but all of which together shall constitute one and the same instrument.

17.6	Third party rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Deed.

17.7	Governing law and submission to jurisdiction

17.7.1	This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by English law.

17.7.2	Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to clause 16.12 of the Demerger Agreement as applied mutatis mutandis to this Deed under Clause 17.3 above, including, if necessary, the grant of interlocutory relief pending the outcome of that process.

32

Schedule 1
Further provisions

1	Interpretation

1.1	In this Schedule 1 the following words and expressions bear the following meanings:

“Capitalisation Amount” has the meaning given in Schedule 2 of the Demerger Agreement;

“Conversion Rate” means the rate for a transaction between the two currencies in question prevailing at the Relevant Date as applied by the treasury function of the TMICC Group and based on such rate as provided by Reuters (or such other source as the TMICC Group may adopt from time to time) or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Pre-Demerger Notice” has the meaning given in Schedule 2 of the Demerger Agreement;

“Quarterly Payment Date” means twenty (20) calendar days after the end of the relevant Quarter Period in which VAT has been recovered by the relevant member of the TMICC Group;

“Quarter Period” means the calendar quarter period ended on 31 March, 30 June, 30 September or 31 December; and

“Relevant Date” means, save as otherwise agreed between the Parties, the date on which the relevant recovery of VAT is made or, as relevant, the Tax Authority Interest is received.

1.2	Currency conversion

Any amount to be converted from one currency into another currency for the purposes of this Schedule 1 shall be converted into an equivalent amount at the Conversion Rate.

2	VAT Recovery with respect to the Internal Separation

2.1	Subject to paragraph 2.6 below, where the consideration (or any part of the consideration) payable by a member of the TMICC Group for the acquisition of any business, shares or other assets pursuant to an Internal Reorganisation Document (“Internal Acquisition”) is subject to VAT:

2.1.1	the cost of any such VAT shall be allocated to the TMICC Group in circumstances where the VAT is recoverable by a member of the TMICC Group (whether by way of refund, credit offset or otherwise); and

2.1.2	where such VAT allocated to the TMICC Group pursuant to paragraph 2.1.1 was not taken into account by Unilever in its calculation of the Capitalisation Amount for the purposes of the Pre-Demerger Notice (i.e. such VAT did not cause a reduction in what would otherwise have been the Capitalisation Amount), TMICC shall, on the relevant Quarterly Payment Date, pay to Unilever (to the extent lawful by way of additional consideration for the shares in TMICC HoldCo transferred to TMICC pursuant to the Demerger) an amount in Euros equal to:

(i)	the amount of such VAT recovered converted from the local currency in which the VAT is recovered at the Conversion Rate; less

33

(ii)	any reasonable costs and expenses incurred by a member of the TMICC Group (including any legal and professional fees incurred in obtaining advice on the recoverability of any such VAT and any Tax payable in respect of such receipt of the VAT) in obtaining, receiving or otherwise recovering such VAT, provided that the total amount to be paid pursuant to this paragraph 2.1.2 in respect of any Internal Acquisition shall not exceed the amount of VAT in local currency for which the relevant member of the Unilever Post Demerger Group has accounted to the relevant Tax Authority in respect of the Internal Acquisition.

2.2	TMICC shall (together with the relevant payment referred to in paragraph 2.1.2, subject to paragraph 2.3 below) pay to Unilever (to the extent lawful by way of additional consideration for the shares in TMICC HoldCo transferred to TMICC pursuant to the Demerger) an amount equal to

2.2.1	any interest or repayment supplement or equivalent (“Tax Authority Interest”) received (including by way of offset or credit) by the relevant member of the TMICC Group from the relevant Tax Authority in respect of any VAT recovery referred to in paragraph 2.1.2, less

2.2.2	any Tax payable by the relevant member of the TMICC Group in respect of the Tax Authority Interest converted into Euros at the Conversion Rate on the date of receipt of the Tax Authority Interest.

2.3	Where an amount of Tax Authority Interest to which paragraph 2.2 above applies is received by the relevant member of the TMICC Group in a different Quarter Period from the Quarter Period in which the relevant VAT recovery has been made, payment under paragraph 2.2 shall be made twenty (20) calendar days after the end of the relevant Quarter Period in which the Tax Authority Interest has been received by the relevant member of the TMICC Group.

2.4	For the avoidance of doubt, in determining the total amount that has been paid by TMICC to Unilever for the purposes of paragraph 2.1.2, regard shall be had to the amount in local currency that is converted into Euro at the relevant Conversion Rate rather than to the amount paid in Euros following conversion.

2.5	TMICC shall procure that the relevant member of the TMICC Group shall use reasonable endeavours to recover any VAT to which paragraph 2.1.2 would apply as soon as reasonably practicable. If Unilever believes that any VAT has been recovered by a member of the TMICC Group or that a member of the TMICC Group has become entitled to recover any VAT in respect of which paragraph 2.1.2 would apply, Unilever shall be entitled to request that the auditors for the time being of the relevant member of the TMICC Group (or, if that firm is unable or unwilling to provide such determination, an independent firm of accountants to be selected by the Unilever) shall (at Unilever’s expense) certify in writing to Unilever and TMICC the amount of VAT that has been recovered or that the relevant member of the TMICC Group has become entitled to recover.

2.6	To the extent that any VAT to which paragraph 2.1.2 would apply has not been recovered prior to 30 June 2028, TMICC shall procure that the relevant members of the TMICC Group take such action as Unilever may reasonably request to secure recovery of such VAT.

2.7	Paragraph 2.1.2 shall not apply in respect of any VAT where the amount of the recoverable VAT (together with any other VAT to which paragraph 2.1.2 would otherwise apply and which is recoverable in the same jurisdiction) is in total less than the local currency equivalent of EUR 75,000.

34

2.8	Prior to Completion, Unilever and TMICC shall cooperate to agree a table of the relevant jurisdictions and amounts of VAT (in local currency) to which they expect paragraph 2.1.2 to apply.

3	Other provisions

With the exception of paragraphs 1 and 2.8 above, the provisions of this Schedule 1 shall have effect only from Completion.

35

In witness whereof this document has been duly executed and delivered as a deed the day and year first before written.

SIGNED as a DEED by Unilever PLC acting by Srinivas Phatak, Chief Financial Officer and Executive Director, and Maria Varsellona, Chief Legal Officer and Group Secretary	/s/ Srinivas Phatak /s/ Maria Varsellona

[Signature page – Tax Matters Agreement]

Executed as a deed by	)

The Magnum Ice Cream Company B.V.	)

acting by Vanessa Vilar who, in accordance with the laws of the territory in which The Magnum Ice Cream Company B.V. is incorporated, is acting under the authority of The Magnum Ice Cream Company B.V.	) ) ) ) )	/s/ Vanessa Vilar Authorised signatory

[Signature page – Tax Matters Agreement]